July 12, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS SECOND QUARTER PRODUCTION

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) reports second quarter (“Q2”) production at its two wholly-owned Mexican silver mining operations, Topia and Guanajuato.

Metal production from the two mines, at 562,944 silver equivalent ounces (“Ag eq oz”), including 386,209 ounces silver, 1,931 ounces gold, 266 tonnes lead, and 348 tonnes zinc, is within 2% of production for the second quarter 2010. Plant throughput is up by an average of 30% compared to Q2 2010, however, ore grades were lower than anticipated. Record quarterly metal production of 212,108 Ag eq oz was achieved at Topia, including record silver production of 143,774 silver ounces (“Ag oz”).

For the year to date, the combined metal production, at 1.17 million Ag eq oz, is up 6% from a year ago and the production rate is expected to increase further in the second half of the year.

The following summarizes the main highlights for the second quarter, 2011:

  Metal production of 562,944 Ag eq oz is down 2% from Q2, 2010.
  Silver production of 386,209 Ag oz is down 6% from Q2, 2010.
  Gold production of 1,931 Au oz is up 31% from Q2, 2010.
  Metal production at Topia of 212,108 Ag Eq oz is up 3% from Q2, 2010 and is a quarterly record.
  Silver production at Topia of 143,774 oz Ag is up 18% from Q2, 2010 and is a quarterly record.
  Plant throughput at both operations is up by a record 30% over Q2 2010.
  Exploration drilling continues from surface at San Ignacio and from underground at Rayas and Guanajuatito in Guanajuato.
  Surface drilling program for Topia to start in the near term.

(For consistency, silver equivalents for 2011 have been established and maintained using budget prices of US$1200/oz Au, US$20/oz Ag, US$0.90/lb Pb and Zn.)

Guanajuato Mine

Metal production at Guanajuato in Q2 was down over the previous quarter primarily due to lower mined grades and, to a lesser degree, to the installation and commissioning of a new flotation circuit in the plant. The Guanajuato operation processed 44,748 tonnes (up 30% from Q2 2010), at ore grades of 1.38g/t Au and 193g/t Ag (down 26% from Q2 2010), to produce 1,807 Au oz and 242,436 Ag oz, or 350,836 Ag eq oz (down 5% from Q2 2010). The plant throughput includes old surface dump material hauled from the San Ignacio Property totaling 4,437 tonnes at low ore grades of 0.45 g/t Au and 66 g/t Ag to produce 8,323 Ag eq oz. Despite the lower grade of this material, it was processed to check the metallurgy of San Ignacio mineralization, with positive results.

The Guanajuato plant achieved excellent gold and silver recovery of 90.8% and 87.4%, respectively. The planned installation of five new, 5.0 cubic metre Outotec flotation cells, including an automated control system, was completed and commissioned in May together with a third set of Krebs cyclones. Metallurgical performance improved in June and is expected to improve further as ore quality improves.

The market for high grade precious metals concentrate sales became more difficult during the quarter as a result of a global surplus of concentrates due to the general upsurge in mine production in response to higher metal prices. Great Panther has secured a contract to sell the Guanajuato concentrates through a trader to an overseas smelter. However, the smelter has an oversupply of concentrates and has reduced the quantity of purchases, such that inventories of unsold concentrates at Guanajuato were higher than normal at the end of the quarter. While this will influence second quarter revenue, it is considered to be a short-term issue and negotiations with alternative buyers are being pursued.

Cata Clavo production improved and contributed 38% of total metal production from 14,000 tonnes at ore grades of 1.11g/t Au and 266g/t Ag. Development on the new 510 metre level will access both the Alto 1 and Veta Madre zones in Q3 to provide additional stoping areas for higher production at higher than average ore grades.

Production stoping of the Santa Margarita vein progressed well at the planned 50 tonnes per day (“tpd”), although gold grades of the ore extracted were lower than previous quarters, at 5.1g/t Au. Production from this vein will be increased by year end when a second production level is established on the 475 metre level.

Production from the Los Pozos area on the 310, 345 and 380 metre levels progressed, with ore production at 225 tpd, and contributed 37% of total metal production from 16,700 tonnes at estimated grades of 0.93g/t Au and 215g/t Ag. These grades are below those expected from channel sampling, and steps are being taken to improve grade control in this area. Mining efficiencies are also being improved and an access decline ramp is being driven to establish a fourth production level. Exploratory diamond drilling from the 390 metre level has intercepted the orebody below this level and deeper exploratory drilling will probe the Los Pozos zone down to the 500 metre level.

The ramp haulage system is being upgraded and extended to the Cata shaft ore loading pocket such that, as of August, the inclined hoisting shafts of both Rayas and Cata will be redundant, thereby eliminating current bottlenecks to production efficiency.

Stoping of the Guanajuatito North Zone continued from the 120 metre level with ore production totaling 2,000 tonnes at grades of 0.90g/t Au and 167g/t Ag. Ramp access is being extended to the 160 metre level where diamond drilling has indicated an extension of the orebody.

Underground diamond drilling at Guanajuato totaled 7,137 metres, with 36 holes completed during the quarter. Drilling tested: (1) the potential of the Deep Rayas area - 3,654 metres, (2) the Guanajuatito Zona Norte area - 2,779 metres, (3) the Valenciana area - 413 metres, and (4) the Los Pozos area - 291 metres. Results to date are being compiled and will be announced in due course. During the third quarter, it is expected that the Deep Rayas drill rig will move to the Los Pozos area and then on to Valenciana exploration. The Valenciana area is currently being rehabilitated and drill stations established in order to accommodate the deep drilling program. Drilling to explore the Guanajuatito area will continue, an additional rig will drill the Santa Margarita inferred resource area and a new, smaller rig will drill the deeper resource area of Cata.

Meanwhile, underground development continues, providing additional diamond drill stations for the Santa Margarita, Deep Valenciana and Guanajuatito areas. Underground diamond drilling is being accelerated in the third and fourth quarters.

Topia Mine

The Topia operation reported metal production of 143,774 oz of silver (a record), 124 oz of gold, 586,136 lbs of lead, and 768,282 lbs of zinc, from milling 11,895 tonnes of ore. This equates to 212,108 Ag eq oz, also a quarterly record, which is 6% higher than the previous quarter and 3% higher than Q2 2010. Ore grades averaged 418g/t Ag, 0.40g/t Au, 2.34% Pb and 3.18% Zn.

Thanks to the recent expansion of the Topia plant, a quarterly record of 11,895 tonnes was processed from the Company’s mines in the district. Metallurgical performance resulted in excellent recoveries of all metals. Gold recovery was 81.6%, silver recovery was 89.9%, lead recovery was 95.5% and zinc recovery was 92.2% . Lead concentrate grades of 53.33% Pb and 8,463g/t Ag were achieved while the zinc concentrate averaged 52.89% Zn and 674g/t Ag. In addition to processing the Company’s ore, 3,170 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down.

Mine development continued to extend known areas and provide access to new mining areas. At the San Gregorio/El Rosario vein operations, a surface road has been established to provide access to the veins at the 1630 metre elevation which is 30 and 50 metres, respectively, below the current workings. At the Durangueno mine, the San Gregorio vein is being explored and prepared for production on the 1475 elevation. As there are limited mineral resources and no previous exploitation between the 1475 and 1660 metre elevations, these developments will provide for additional production in the second half of the year and add new mineral resources.

Preparations continue at the La Prieta mine. Ore and waste handling facilities have been established and the main haulage route is being widened and rehabilitated. This is a past producing mine with modest mineral resources and large exploration potential, and is expected to add silver production by year end.

A total of 1,020 metres of underground diamond drilling was completed in 20 diamond core holes. Drilling was carried out to test for additional resources on the possible east extension of the Don Benito vein, between 1500 and 1534 metre elevations, and on the past producing Santa Bibiana vein between 1380 and 1460 metre elevations. Results from the drilling are being used to direct further exploratory development and, in the case of the Santa Bibiana vein, to justify the re-opening of a formerly producing mine.

A new surface program of 7,000 metres has been planned and will start later this month once the rainy season has brought much needed water to the area.

San Ignacio Property

The San Ignacio mine property covers approximately four kilometres of strike length on the La Luz vein system, which is parallel to, and five kilometres west of, the principal Veta Madre structure that hosts Great Panther Silver's main Guanajuato mines.

Diamond drilling has continued at San Ignacio, where silver-gold mineralization was initially intersected in Q3 2010 and results announced for the first 8 diamond core holes. As drilling continued and results were compiled, steps were taken to prepare an internal NI 43-101 compliant resource estimate. However, as a result of a stringent Quality Assurance (“QA”) procedure, it was observed that there was no consistent correlation between the original and quarter-core check assays in the first 9 holes. As such, on May 24, 2011, the Company announced its decision to postpone the NI 43-101 compliant mineral resource estimate for the San Ignacio property, pending further drilling.

Visible silver sulphides can be identified in some zones and certain check assays correlate well with the original assays while others do not. Check assaying at ALS Chemex in Vancouver, B.C. and SGS in Durango has ruled out any laboratory error at the Guanajuato on-site SGS laboratory. Quality Control (“QC”) core logging and sampling procedures of the San Ignacio cores have been reviewed by Dave Rennie, P. Eng, of Roscoe Postle Associates and some modifications were made, with more rigorous logging and sample collection protocols now in place.

During the second quarter, 8 diamond drill holes totalling 3,458 metres were completed. Re-logging and quarter core sampling of the initial nine drill holes is on-going. Three of the recent holes were twins of the initial 9 holes. Twenty-one holes have now been drilled at San Ignacio, for a cumulative total of 9,558 metres and drilling is continuing with one drill rig to delimit the mineralization. A second drill should arrive by September.

A comparison of the twin holes with the original holes, as well as continued check assaying is confirming that extreme short scale variability exists in some places within the silver-gold epithermal quartz veins at San Ignacio. Larger diameter HQ core is now being used in order to increase the sample size. QA/QC checking is ongoing in order to build a larger database for statistical analysis. The Company has decided not to release any further assays from San Ignacio until the check program is complete, estimated to be later in the third quarter. When this has been completed and reviewed the Company will then proceed with the mineral resource estimate. As a complement to the drilling, detailed surface geological mapping and rock sampling continue to identify further targets.

The Company has started the permit application process, including preparation of an Environmental Impact Assessment, in anticipation of a positive decision to establish a mine portal and drive a decline ramp from surface to access the veins for underground mining. During the course of development, any ore from the San Ignacio mine property will be trucked to Great Panther's Guanajuato plant for processing, where the capacity currently exists to double ore throughput.

Outlook

Great Panther Silver continues to work towards achieving the goals of its 3-year (2010-12) growth strategy for its two operations. Key to the success of the growth strategy is the delineation of new NI 43-101 compliant Mineral Resources, and drilling is being accelerated in 2011 to achieve these goals for 2012. Also, the addition of new production areas, from the increased development in the first two quarters, and better grade control are anticipated to lead to increased mine output and higher grades in the second half of 2011.

New NI 43-101 compliant Mineral Resource estimates by RPA have been published for both operations. Resources for Topia support current and future mine expansions and the plant capacity has been increased to 275 tpd. Resource estimates for Guanajuato support medium term production goals and plant capacity has already exceeded what is required to achieve these. The published resources did not include estimates for the Guanajuatito area and the San Ignacio Property. The NI 43-101 Mineral Resource estimates for San Ignacio and Guanajuatito are being prepared for release later this year while the resources for other areas of Guanajuato will be updated as new drilling data has been interpreted.

Due to delays in shipments of concentrate from its Guanajuato mine, inventories at quarter end were higher than normal and the Company advises that second quarter revenue will be lower than anticipated. However, once these sales are realized, revenue will be positively affected in coming quarters.

The Company sells its concentrates for both the Topia and Guanajuato mines through contracts with third party metal traders. During the second quarter, the principal trader, who is contractually obligated to take agreed upon concentrate volumes from Guanajuato, initially advised the Company that there would be delays in fulfilling their contractual obligations until later in the quarter, at which time they would catch up and clear the backlog. Towards the end of the quarter, they advised that the delays would persist due to conditions at the smelter. The Company has been working with this trader continuously and towards the end of June, was able to arrange for the sale of a portion but not all of the concentrates. The sale of concentrates from the Topia mine have been unaffected by this issue as these are sold to a different trader.

The Company has also been working directly with other metal traders and smelters to negotiate new contracts and expects that any such new arrangements, together with the existing contract, will allow the Company to sell the concentrate inventory on hand at Guanajuato through the balance of the year. Some smelters have sharply increased their refining charges in response to higher precious metal prices but the Company has decided to stockpile the concentrate rather than sell it under these onerous conditions.

“We have been working hard to ensure the continuous delivery of our Guanajuato concentrates through this period and see this as a short-term issue which will be resolved over the next two quarters,” stated Robert Archer, Great Panther’s President and CEO. “While our quarterly revenue might be a bit bumpy until things smooth out, we have a strong cash position to weather this issue and have not altered our plans to increase production.”

Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.